Exhibit 99.1

Ayr Wellness Expands Pennsylvania Footprint with Launch of Kynd Premium Flower Statewide and Opening of Ninth Dispensary in Indiana County

MIAMI, July 28, 2022 - Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (MSO), announced the availability of its premium whole flower brand, Kynd, statewide in Pennsylvania. The Company is also announcing the opening of AYR Indiana, the Company’s ninth affiliated medical dispensary in the Commonwealth on Saturday, July 30th.

“Bringing Kynd to Pennsylvania continues the introduction of our diverse portfolio of branded products to each of the markets we serve,” said Jonathan Sandelman, Founder, Chairman and CEO of Ayr. “Additionally, we’re excited to introduce the AYR experience and our high-quality offerings to the medical patients of Indiana County and neighboring areas. We’ve received a tremendous reception from the local community and look forward to serving them.”

The initial launch of Kynd in Pennsylvania includes five strain offerings: “Fried Cream,” “Watermelon Gelato #36,” “Kush Cream,” “The Glove,” and “Motor Breath.” Kynd is now available in all nine of the Company’s affiliated Pennsylvania stores. Kynd is also sold in Ayr-owned and third party retail locations throughout Massachusetts, Arizona, Florida, and most notably Nevada, where it has been the leading flower brand for nine straight months, per BDSA.

Located at 2244 Oakland Avenue, AYR Indiana is the first medical marijuana dispensary in Indiana County, which lies just east of Pittsburgh. The 2,500 sq. ft. retail space will offer medical patients access to flower, vaporizers, concentrates, ingestibles, tinctures, and topicals through a wide variety of national and local brands.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained in a timely manner or at all; inflationary pressures may increase input costs; supply chain issues may hamper production and distribution; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; state laws may restrict or prevent inter-state commerce in cannabis products; acquisitions may not be able to be completed on satisfactory terms or at all; and Ayr may not be able to raise needed additional debt or equity capital. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames. Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator. Based on the belief that everything starts with the quality of the plant, the Company’s mission is to cultivate the finest quality cannabis at scale and deliver remarkable experiences to its customers every day.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they serve. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA
Elevate IR
T: (720) 330-2829
Email: IR@ayrwellness.com